Mail Stop 0610   March 11, 2009

Wesley D. Dupont, Esquire
Senior Vice President, General Counsel and Secretary
Allied World Assurance Company Holdings, Ltd.
27 Richmond Road
Pembroke HM 08 Bermuda

Re: Allied World Assurance Company Holdings, Ltd.
        Preliminary proxy statement filed March 9, 2009
        File No. 001-32938

Dear Mr. Dupont:

        We have reviewed your filing solely with respect to proposal number three and
have the following comments. Where indicated, we think you should revise your
document in response to these comments. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please
be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us with supplemental information so we may better understand your
disclosure. After reviewing this information, we may or may not raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Approval of the third amended and restated bye-laws of Allied World Assurance
Company Holdings, Ltd. (Item C on Proxy Card), page 11

    1. The discussion refers to at least three specific amendments to your bye-laws.
        Please unbundle the presentation to separately describe each individual proposed
        amendment, the purposes and effects for each change to the bye-laws, and the
        positive and negative aspects of each proposed amendment.

    2. Please revise the proxy card to enable shareholders to vote on the revisions
        separately.

                                    * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Krug, Senior Counsel, at (202) 551-3862, Daniel Greenspan, Special Counsel, at (202) 551-3623, Suzanne Hayes, Branch Chief, at (202) 551-3675, or me at (202) 551-3715 if you have any questions regarding these comments or any other matters.

Sincerely,

Jeffrey Riedler
Assistant Director